No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND (i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN PRINCIPAL AND JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(1), (2) AND (4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND

RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

Apollo Investment Corporation, Apollo Asset Management, LLC, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Global Management, LLC, Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Commodities Management, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF
Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Metals Trading Fund, L.P., Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., LeverageSource, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l.

9 West 57th Street

New York, NY 10019

All Communications, Notices and Orders to:

Patrick J. Dalton President and Chief Operating Officer Apollo Investment Corporation 9 West 57th Street
New York, NY 10019 (212) 515-3450

and John J. Suydam Chief Legal Officer and Vice President Apollo Investment Corporation 9 West 57th Street
New York, NY 10019 (212) 515-3450

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0176

February 16, 2010

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Apollo Investment Corporation, Apollo

Asset Management, LLC, AIC Credit

Opportunity Fund LLC, Apollo Investment

Management, L.P., Apollo Global

Management, LLC, Apollo Management

VI, L.P., Apollo Management VII, L.P.,

Apollo Commodities Management, L.P.,

Apollo Global Real Estate Management,

L.P., Apollo Capital Management, L.P.,

Apollo SVF Management, L.P., Apollo

Value Management, L.P., Apollo Asia

Management, L.P., Apollo Europe

Management, L.P., Apollo EPF

Management, L.P., Apollo Credit Liquidity

Management, L.P., Apollo Credit

Opportunity Management, LLC, Apollo

Alternative Assets, L.P., Apollo Palmetto

Strategic Partnership, L.P., Apollo Credit

Liquidity Fund, L.P., ACLF Co-Investment

Fund, L.P., AP Investment Europe Limited,

Apollo Metals Trading Fund, L.P., Apollo

Strategic Value Master Fund, L.P., Apollo

Special Opportunities Managed Account,

L.P., Apollo Value Investment Master

Fund, L.P., Apollo Asia Opportunity

Master Fund, L.P., Apollo Investment

Europe II, L.P., Apollo European Principal

Finance Fund, L.P., Apollo Credit

Opportunity Fund I, L.P., Apollo Credit

Opportunity Fund II, L.P., Apollo Credit

Co-Invest II, L.P., LeverageSource, L.P.,

Apollo Investment Fund VI, L.P., Apollo

Overseas Partners VI, L.P., Apollo

Overseas Partners (Delaware) VI, L.P.,

Apollo Overseas Partners (Delaware 892)

VI, L.P., Apollo Overseas Partners

(Germany) VI, L.P., Apollo Investment

Fund VII, L.P., Apollo Overseas Partners

VII, L.P., Apollo Overseas Partners

(Delaware) VII, L.P., Apollo Overseas

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND (i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN PRINCIPAL AND JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(1), (2) AND (4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

Partners (Delaware 892) VII, L.P., Apollo

Investment Fund (PB) VII, L.P., Apollo

Commercial Real Estate Finance, Inc.,

ACREFI Management, LLC, AP

Alternative Assets, L.P., Apollo Credit

Co-Invest I, L.P., AIE EuroLux S.a.r.l.

9 West 57th Street

New York, NY 10019

(212) 515-3450

File No. 812-

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(c) and (i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain principal and joint transactions that otherwise may be prohibited by Sections 57(a)(1), (2) and (4):

•	Apollo Investment Corporation (“AIC”),

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

•	Apollo Asset Management, LLC (“AAM”), an investment manager wholly owned by AIC, and any entity that AAM may, in the future, sponsor or to which AAM may provide investment management services,

•	AIC Credit Opportunity Fund LLC, a financing vehicle owned by AIC, and any future financing vehicles either directly or indirectly owned by AIC (the “AIC Financing Funds”),

•	Apollo Investment Management, L.P., AIC’s investment adviser (“AIM”),

•

Apollo Global Management, LLC, an investment adviser affiliated with AIM (together with all of the Affiliated Investment Managers (as defined below) that manage Existing Affiliated Funds (as defined below) and any future investment managers affiliated with Apollo Global Management, LLC (other than AIM) that manage Future Affiliated Funds (as defined below)), (“AGM”),

•

Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Commodities Management, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, Apollo Alternative Assets, L.P., and ACREFI Management, LLC, (collectively, the “Affiliated Investment Managers”), and

•

Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Metals Trading Fund, L.P., Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., LeverageSource, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., AP Alternative Assets, L.P. , Apollo Credit Co-Invest I, L.P. and AIE EuroLux S.a.r.l. (the “Existing Affiliated Funds”).

In particular, the relief requested in this application (the “Application”) would allow AIC, the AIC Financing Funds, and any other investment fund that AIC or AAM (or any entity directly or indirectly controlled by AIC or AAM within the meaning of Section 2(a)(9)) may in the future sponsor or provide investment management services to

(collectively, the “Future AIC Funds” and, together with AIC and the AIC Financing Funds, the “AIC Funds”), on the one hand, and the Existing Affiliated Funds, and any future entities that AGM, AIM or an affiliate (as defined in Section 2(a)(3)(C) of the Act (“Affiliate”)) (other than AAM or any investment manager that AIC may in the future directly or indirectly control) of either may in the future sponsor or provide investment management services to (each a “Future Affiliated Fund” and together with the Existing Affiliated Funds, the “Affiliated Funds”), on the other hand, to co-invest in the same portfolio companies in the manner set forth in this Application (collectively, “Co-Investment Transactions”).

All Existing Affiliated Funds that currently intend to rely on the Order have been named as Applicants and any Future Affiliated Funds that may rely on the Order in the future will comply with its terms and conditions.

I. APPLICANTS

A. APOLLO INVESTMENT CORPORATION

AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected to be regulated as a business development company (“BDC”) under the Act.3 In addition, AIC has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. AIC’s principal place of business is 9 West 57th Street, New York, NY 10019. In connection with its initial public offering, AIC filed a registration statement on Form N-2 (File
No. 333-153879) under the Securities Act of 1933. AIC completed its initial public offering of its common stock, par value $0.001 on April 8, 2004, and has raised additional capital through subsequent offerings from time to time.

[3]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

AIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. AIC invests primarily in middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. AIC’s primary investment mandate is to focus on mezzanine debt and senior secured loans, which may include an equity component like warrants. To a lesser extent, AIC makes private equity investments. In addition, AIC and its Affiliates together have the ability to provide “one stop” financing with the ability to hold larger investments than many of AIC’s competitors. The ability to source, underwrite, syndicate and hold larger investments (i) increases flexibility, (ii) may increase income to AIC and earnings for AIC through syndication, (iii) broadens market relationships and access to deal flow, (iv) allows AIC to optimize its portfolio composition, and (v) may increase the availability of more favorable investment terms and protections.

AIC’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of eight members, six of whom are not “interested persons” of AIC as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”). Apollo Investment Administration, LLC (“Apollo Administration”) serves as AIC’s administrator pursuant to an administration agreement.

B. APOLLO INVESTMENT MANAGEMENT, L.P. AND APOLLO INVESTMENT ADMINISTRATION, LLC

AIM, a Delaware limited partnership that is registered under the Investment Advisers Act of 1940, serves as the investment adviser to AIC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Board, AIM manages the day-to-day operations of, and provides investment advisory and management services to, AIC. Under the terms of the Investment Advisory Agreement, AIM determines the composition of AIC’s portfolio, the nature and timing of the changes to AIC’s portfolio, and the manner of implementing such changes, identifies, evaluates, and negotiates the structure of the investments AIC makes (including performing due diligence on AIC’s prospective portfolio companies) and closes, monitors and, when and where applicable, restructures the investments AIC makes. AIM is led by a team of dedicated investment professionals and all new investments must be approved by its investment committee.

Pursuant to the administration agreement, Apollo Administration furnishes AIC with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, Apollo Administration also performs, or oversees the performance of, AIC’s required administrative services, which include, among other things, being responsible for the financial records that AIC is required to maintain and preparing reports to AIC’s shareholders and reports filed with the Commission. In addition, Apollo Administration oversees AIC in determining and publishing AIC’s net asset value, oversees the preparation and filing of AIC’s tax returns and the printing and dissemination of reports to AIC’s shareholders, and generally oversees the payment of AIC’s expenses and the performance of administrative and professional services rendered to AIC by others.

Both AIM and Apollo Administration are indirect subsidiaries of Apollo Global Management, LLC, Affiliates of which are or will be the investment advisers to the Affiliated Funds.

C. EXISTING AFFILIATED FUNDS

The Existing Affiliated Funds are comprised of the following groups, all managed by controlled Affiliates of Apollo Global Management, LLC:

1. Private Equity: The private equity group’s primary investment focus is global private equity and traditional buyout and distressed investing. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P. These funds are all managed by Apollo Management VI, L.P.

(b) Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. These funds are all managed by Apollo Management VII, L.P.

2. Capital Markets: The capital markets group was established to complement the private equity group’s business. The capital markets group includes the following Existing Affiliated Funds:

(a) Apollo Palmetto Strategic Partnership, L.P., which is managed by Apollo Capital Management, L.P

(b) Apollo Credit Liquidity Fund, L.P., which is managed by Apollo Credit Liquidity Management, L.P.

(c) AP Investment Europe Limited, which is managed by Apollo Europe Management, L.P.

(d) AIE EuroLux S.a.r.l., which is managed by Apollo Europe Management, L.P.

(e) Apollo Strategic Value Master Fund, L.P., which is managed by Apollo SVF Management, L.P.

(f) Apollo Special Opportunities Managed Account, L.P., which is managed by Apollo SVF Management, L.P.

(g) Apollo Value Investment Master Fund, L.P., which is managed by Apollo Value Management, L.P.

(h) Apollo Asia Opportunity Master Fund, L.P., which is managed by Apollo Asia Management, L.P.

(i) Apollo Investment Europe II, L.P., which is managed by Apollo Europe Management, L.P.

(j) Apollo European Principal Finance Fund, L.P., which is managed by Apollo EPF Management, L.P.

(k) Apollo Credit Opportunity Fund I, L.P. and Apollo Credit Opportunity Fund II, L.P., which are managed by Apollo Credit Opportunity Management, LLC.

(l) Apollo Metals Trading Fund, L.P., which is managed by Apollo Commodities Management, L.P.

(l) Apollo Credit Co-Invest II, L.P., Apollo Credit Co-Invest I, L.P. and ACLF Co-Investment Fund, L.P., which are direct investment vehicles and have no manager.

3. Real Estate: Apollo Commercial Real Estate Finance, Inc. (“ACREFI”) which is managed by ACREFI Management, LLC, is a newly organized commercial real estate finance company that has been formed primarily to originate, invest in, acquire and manage senior performing commercial real estate mortgage loans, commercial mortgage-backed securities, commercial real estate corporate debt and loans and other real estate-related debt investments in the United States. In addition to ACREFI, Apollo Management (which is defined below) may seek to serve as the manager or sponsor of a series of real estate funds that focus on other opportunistic investments in distressed debt and equity recapitalization transactions, including corporate real estate, distress for control situations, and the acquisition and recapitalization of real estate portfolios, platforms, and operating companies including non-performing and deeply discounted loans.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act. Each of the above Existing Affiliated Fund Managers and other certain companies affiliated with AGM that are not currently expected to participate in Co-Investment Transactions are collectively defined as “Apollo Management”.

In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware corporation except as follows:

Maryland corporations:

•	Apollo Commercial Real Estate Finance, Inc.; and

•	Apollo Investment Corporation.

Cayman Island limited partnerships:

•	Apollo Asia Opportunity Master Fund, L.P.;

•	Apollo Strategic Value Master Fund, L.P.;

•	Apollo Value Investment Master Fund, L.P.;

•	Apollo Metals Trading Fund, L.P.;

•	Apollo Overseas Partners VI, L.P.;

•	Apollo Overseas Partners (Germany) VI, L.P.;

•	Apollo Overseas Partners VII, L.P.;

•	Apollo Investment Europe II, L.P.;

•	Apollo European Principal Finance Fund, L.P.;

•	LeverageSource, L.P.; and

•	Apollo Credit Co-Invest I, L.P.

Alberta, Canada limited partnership:

•	ACLF Co-Investment Fund, L.P.

Guernsey and Luxemburg entities:

•	AIE EuroLux S.a.r.l., a Luxemburg entity;

•	AP Investment Europe Limited, a Guernsey limited liability company; and

•	AP Alternative Assets, L.P., a Guernsey limited partnership.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act, thus requiring exemptive relief to co-invest with the AIC Funds by virtue of the fact that the AIC Funds’ and the Affiliated Funds’ respective investment advisers/managers are under common control.

II. SCENARIOS REQUIRING RELIEF

A. Overview

Co-Investment Transactions involving one or more AIC Funds, on the one hand, and one or more Affiliated Funds, on the other hand, arise in a number of scenarios, including Board Approved Transactions, Special Co-Investment Transactions, Special Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions, each of which is discussed below.

Generally, opportunities for Co-Investment Transactions arise from time to time when AIM or AGM become aware of investment opportunities that may be suitable for both an AIC Fund and an Affiliated Fund. Each of the AIC Funds and the Affiliated Funds has a primary investment mandate and certain of these entities may also have secondary investment mandates. Consistent with the policies and procedures designed to allocate investment opportunities in a fair and equitable manner adopted by AIM and the Affiliated Investment Managers, the Affiliated Investment Managers must make reasonable efforts to refer investment opportunities to the AIC Funds if such investment opportunity falls within any such AIC Funds’ primary investment mandate. However, the AIC Funds will not be obligated to invest, or co-invest, when investment opportunities are referred to them. Likewise, the AIC Funds and their respective investment managers must make reasonable efforts to refer investment opportunities to the Affiliated Funds if such investment opportunity falls within any such Affiliated Funds’ primary investment mandate and the Affiliated Funds will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

The AIC Funds’ primary investment mandate is unique as compared to those of any Existing Affiliated Funds and an investment opportunity that falls within an AIC Funds’ primary investment mandate will not generally simultaneously fall within any Existing Affiliated Funds’. Nevertheless, upon issuance of the requested Order, the AIC Funds and the Affiliated Funds may find it desirable to participate in Co-Investment Transactions from time to time. A specific protocol will apply to each type of Co-Investment Transaction, which protocol is designed to ensure the fairness of the Co-Investment Transaction to the AIC Fund.

B. Special Co-Investment and Board Approved Transactions

A Co-Investment Transaction arises where, as described above, investment opportunities are presented to an Affiliated Fund and referred to an AIC Fund or vice versa. For each such referral, AIM will independently analyze and evaluate the investment opportunity as to its appropriateness for AIC. After AIM considers the factors applicable to each transaction, including among other things, AIC’s investment objective and strategies, any applicable investment restrictions, the amount AIC can invest in such investment, the relationship between the investment opportunity and AIC’s investment strategies, AIC’s available funds, the market conditions, any regulatory requirements, the extent of any potential required follow-on investment, the extent of the involvement of investment professionals at the company, and other pertinent factors particular to AIC, if it determines that the opportunity is appropriate for AIC and an Affiliated Fund has also confirmed its desire to participate, AIC will only participate in such Co-Investment Transaction if at least two non-affiliated parties are participating on similar terms (which are referred to as “Special Co-Investment Transactions”) or if there are fewer than two non-affiliated parties participating on similar terms, if the Board, after appropriate consideration, approves it (which are referred to as “Board Approved Transactions”). With respect to AIC Funds other than AIC (collectively, the “AIC Downstream Funds”), their respective investment managers will independently analyze and evaluate each investment opportunity referred to them by an Affiliated Fund and will determine if an opportunity is appropriate for such AIC Downstream Fund.

C. Syndication Transactions

1. General:

In the context of lending, “syndication” generally refers to an arrangement under which the amount to be borrowed by a prospective debtor in a specific financing transaction is to be allocated among more than one lender. A syndication is ordinarily led by a single lender, the “arranger,” which distributes, or syndicates, portions of the loan to other members of the syndicate. The arranger may acquire the entire loan, as principal, and then sell portions of the loan to other participants in the syndicate. Alternatively, the arranger may acquire only its portion of the loan as a principal and syndicate the remainder of the loan as the agent of the borrower.

2. Types of Syndication Transactions:

For purposes of the Application, Applicants categorize syndication transactions involving Co-Investment Transactions as Principal Syndications and Agency

Syndications (as defined below, and collectively, “Syndication Transactions”). Syndication Transactions arise when investment opportunities occur that are originated by AIC or an Affiliated Fund (in this regard, the “Originating Entity”), but are too large for the Originating Entity to invest in by itself. Only to the extent that the Originating Entity lacks the capacity to absorb the entire investment opportunity, or that AIM or AAM, as applicable, determines that it is in the best interest of the Originating Entity to limit its exposure in a particular investment scenario, other lenders will be considered for the investment. In some cases, for example, the Originating Entity may acquire the full amount of a debt issuance from the issuer and then syndicate a portion of it (a “Principal Syndication”) and in other cases the Originating Entity and third parties in the syndication may acquire their investment directly from the issuer (an “Agency Syndication”).4 The determination of whether the Originating Entity is to acquire the full amount of the issuance from the issuer or only a portion of it is based on, among other factors, whether the transaction is being expedited and whether the Originating Entity has time to syndicate portions prior to the close of the transaction. In addition to making a principal investment, when the Originating Entity acts as agent on a debt transaction, it could receive structuring or advisory fee income, some form of original issue discount or it may profit by acting as the originator in transactions with third parties. These fees are normally paid at the closing of the investments, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The Originating Entity also generally receives commitment fees in an amount equal to a percentage of the capital committed by the Originating Entity and these commitment fees may be shared with third party participants.

[4]

In still other cases, the Affiliated Funds and/ or AIC may participate in a syndication in which a third party acts as the syndicator. Such cases, however, are treated for purposes of this Application as Co-Investment Transactions not involving Syndication Transactions.

3. Ensuring Fairness in Syndication Transactions:

Upon issuance of the requested Order, after considering AIC’s investment objective and strategies, the relationship between the investment opportunity and AIC’s investment strategies, any applicable investment restrictions, the amount AIC can invest in such investment, AIC’s available funds, the market conditions, any regulatory requirements, the extent of any potential required follow-on investment, the extent of the involvement of investment professionals at the company, and other pertinent factors particular to AIC, if AIM determines that it is appropriate for AIC to syndicate a portion of the investment opportunity to an Affiliated Fund or to participate in a syndication which an Affiliated Fund is originating, AIC will only effect, or participate in, Syndication Transactions if AIC syndicates portions of the investment opportunity to, or participates in such syndication with, at least two non-affiliated parties on similar terms (which are referred to as “Special Syndication Transactions”) or, if there are fewer than two non-affiliated parties also syndicated to on similar terms, if the Board, after appropriate consideration, approves it (which are considered Board Approved Transactions).

In circumstances where the terms are set externally on an arm’s length basis, Applicants believe that Board approval is not necessary for Special Co-Investment Transactions or Special Syndication Transactions because the fairness of such terms have been determined by the market. Moreover, separate Board action in such cases would result in delay that could jeopardize AIC’s investment opportunity or the completion of the syndication in a manner that would be most advantageous to AIC and its shareholders. The AIC Downstream Funds would also be able to participate in Special Co-Investment Transactions and Special Syndication Transactions with Affiliated Funds to the extent that their respective investment managers make the same determinations described above that are made by AIM in respect of AIC. Such AIC Downstream Funds could also participate in Board Approved Transactions to the extent that their respective investment managers approve such transactions.

D. Joint Follow-On and Joint Exit Transactions

There may be instances where an AIC Fund and an Affiliated Fund hold investments in the same portfolio company, but where the respective acquisitions of that investment did not implicate the joint transaction proscriptions of Section 57(a)(4). The lack of “jointness” in the original investment transaction could have arisen because the transactions were separated by time or were otherwise distinct in nature, due to a corporate event such as an acquisition of a company, or under other circumstances where the AIC Fund or the Affiliated Fund was able to conclude that Section 57(a) was not implicated. If, however, either the AIC Fund or the Affiliated Fund wish to exit the investment, or make a follow-on investment in that portfolio company, Section 57(a)(4) may be implicated (those situations where an investment was made without implicating Section 57(a)(4) initially, but subsequent disposition or follow-on investment would implicate Section 57(a)(4) are referred to hereinafter as “Joint Exit Transactions” and “Joint Follow-On Transactions,” respectively). When Joint Exit Transactions and Joint Follow-On Transactions arise, they will be executed following the same conditions that apply for dispositions from, and follow-on investments in connection with, Co-Investment Transactions.

III. RATIONALE FOR CO-INVESTMENT TRANSACTIONS

AIC (and the AIC Downstream Funds) are currently the only investment vehicles sponsored by AGM or AIM that focus primarily on investments in mezzanine debt in U.S. private companies. While AIM does not currently provide investment advisory services to anyone else, its services to AIC under the investment advisory and management agreement are not exclusive and, accordingly, it may in the future, consistent with its applicable fiduciary duties, furnish similar services to other entities, including entities with investment objectives similar to AIC’s investment objective.

Though the primary investment mandate of the AIC Funds is different from that of the Affiliated Funds, there nonetheless may be opportunities to invest contemporaneously in an issuer that are suitable for, and that meet the investment objectives of, both an AIC Fund and one or more of the Affiliated Funds. For example, while the Existing Affiliated Funds that acquire senior debt primarily acquire syndicated or liquid debt, they may, on occasion, acquire illiquid debt in private companies. In addition, as noted above, from time to time AIC may act as an agent on a particular credit facility, committing to all of the debt but syndicating some of its exposure to other lenders and receiving fee income in addition to making an investment in a portfolio company’s debt. The ability to syndicate a portion of such debt or commitments to Affiliated Funds would give AIC greater flexibility to pursue deals where AIC could act as agent and source opportunities in concert with making an investment consistent with AIC’s investment objective. Depending on prevailing market conditions, it would also result in increased income to AIC, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to AIC, thereby enhancing value for its shareholders. Absent the issuance of the requested Order, AIC may lose some investment opportunities where it, along with its affiliates, cannot provide and/ or facilitate “one-stop” financing to potential portfolio companies.

In addition, the Code imposes diversification requirements on companies, such as AIC, that seek certain favorable tax treatment under Subchapter M of the Code, and consequently AIC may not be able to commit to the entire amount of financing sought by a portfolio company. Portfolio companies may reject an offer of funding by AIC due to its inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which AIC’s investment limits require AIM to arrange a syndication with unaffiliated entities, AIC would likely have to forego fewer available investment opportunities. Therefore, the ability of AIC to co-invest with Affiliated Funds should increase the number of investment opportunities accessible to AIC.

The BDC structure elected by AIC was created by Congress in 1980 to encourage investment in small- and middle-market companies in order to increase the flow of capital to small, growing businesses. Current credit market conditions have led to a decline in the availability of capital, making it more difficult for BDCs, such as AIC, to raise capital. Simultaneously, the market turbulence has created more opportunities for AIC to make investments consistent with its investment objective and allowed AIC to focus on transactions where its competitive advantages are strongest. The ability to commit larger amounts of financing to portfolio companies in a co-investment situation would give AIC a greater ability to be involved in larger financing commitments, which would, in turn, increase income and the ability to obtain more favorable investment terms and protections for AIC. In addition, increasing the opportunities available to AIC with a co-investment structure would generate greater deal flow, broaden the market relationships of AIC, provide better access to due diligence information and allow AIC to be more selective in choosing its investments so that AIC can pursue the most attractive risk-adjusted investments and optimize its portfolio.

The Board believes that AIM, which is led by a team of dedicated and experienced investment professionals, is able to leverage Apollo Management’s current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms to provide AIC with attractive investment opportunities. In addition to deal flow, Apollo Management’s investment platform assists AIM in analyzing, structuring and monitoring investments. Apollo Management’s senior principals have worked together for over 20 years and lead a team of 395 employees, including 133 investment professionals, as of September 30, 2009. AIC has access to this team, which possesses a broad range of transactional, financial, managerial and investment skills and has offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore and Mumbai. The ability to co-invest with the Affiliated Funds would give AIC the opportunity to more effectively leverage these resources and would give it greater flexibility to pursue attractive investments and greater diversity that would otherwise have been unavailable to AIC alone.

AGM and its controlled Affiliates that manage the Affiliated Funds are exposed to a large number of investment opportunities that are potentially appropriate for and attractive to AIC. Applicants believe that if AIC were able to co-invest with the Affiliated Funds to the extent contemplated in this application, AIC could access potentially accretive investment opportunities that might not otherwise be available. In each case, AIM would independently analyze the suitability of such potential investment vis-à-vis AIC’s investment objective, the availability of liquidity and capital, and the state of its investment portfolio at that time. Based on such analyses (performed separately for each such investment proposal), AIM would determine which opportunities are consistent with AIC’s investment objective and present such opportunities (other than Special Co-Investment Transactions and Special Syndication Transactions, which would not require Board approval) for the consideration of the Board in accordance with the terms of this Application.

In addition, AIM will present to the Board, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter that: (i) fell within AIC’s then current primary investment mandate and met certain criteria, determined by the Board from time to time for the purpose of this reporting requirement, including, without limitation, expected minimum rate of return, liquidity, available capital and size of the investment, other available investment opportunities in the market, its status as a “qualified asset” as defined by Section 55(a) of the Act, as well as any control or management rights available to AIC; and (ii) were not made available to AIC, as well as an explanation of why the investment opportunities were not offered to AIC. AIC believes it is appropriate to set certain criteria related to minimum return, liquidity, available capital and size of investment, other available investment opportunities, status as a “qualified asset,” as well as any control or management rights available to AIC in connection with the provision of this information. Investment vehicles that are not subject to any leverage restrictions (like most of the Affiliated Funds) can pursue a lower return than what AIC generally pursues given its leverage restrictions. The Affiliated Funds may also pursue investments with more liquidity, of a larger size, or with less control over the portfolio company than AIC generally pursues given its investment mandates and BDC status. As discussed, co-investment would be in the best interests of shareholders of AIC, and maintaining the described parameters ensures that the Board will be able to focus only on those opportunities in which AIC would potentially have chosen to invest instead of being overwhelmed by information relating to other opportunities that would not have been pursued by AIC. Such criteria may change over time as market conditions and AIC’s available capital change and, as a result, AIC believes that, for purposes of this reporting requirement, the Board should set the parameters from time to time.

In addition to the foregoing, as described above, one or more AIC Funds may also co-invest with the other AIC Funds or with an Affiliated Fund. With respect to co-investment transactions among the AIC Funds, no relief is required because the AIC Funds’ affiliation with each other results solely from AIC’s control of the AIC Downstream Funds. As a result, Co-Investment Transactions among the AIC Funds would be exempt from the affiliated transaction prohibitions of Section 57(a) pursuant to Rule 57b-1. Further, AIC Funds may co-invest with an Affiliated Fund, without the relief requested, consistent with applicable law and interpretive guidance.5 Specifically, the AIC Funds and the Affiliated Funds may simultaneously invest in private investment opportunities, provided the sole negotiated term is the purchase price of the security.

Co-Investment Transactions involving one or more AIC Downstream Funds, on the one hand, and the Affiliated Funds on the other, should not require any separate governing body approval of the AIC Downstream Fund because the only affiliation that the AIC Downstream Funds have with AGM results from AIC’s control of such AIC Downstream Fund. Therefore, the only relevant conflict analysis in such a situation is an analysis as if AIC was itself participating in a Co-Investment Transaction with an Affiliated Fund. The AIC Downstream Funds are in unity of interest with AIC. Thus, the fact that AIC Downstream Funds ordinarily will not have boards of directors in the traditional or the Act sense, and therefore cannot effect the same type of Board approvals that AIC would effect under certain circumstances indicated above, should not affect an AIC Downstream Fund’s ability to enter into Co-Investment Transactions. The same rationale supporting AIC’s participation in Co-Investment Transactions also applies to such participation by the AIC Downstream Funds. Moreover, the investment manager of each AIC Downstream Fund is required to comply with a negotiated contractual duty of care in addition to its fiduciary duties.

As described above, an AIC Fund and an Affiliated Fund may find themselves holding investments in the same portfolio company, but where the respective acquisitions of those securities did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a Co-Investment

[5]

See, e.g., Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000); Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. July 28, 2000); and SMC Capital, Inc. SEC No-Action Letter (pub. avail. Sept. 5, 1995).

Transaction. As the Co-Investment Transaction model is not implicated in these situations, a question arises as to how to ensure that an exit from or a follow-on investment in a portfolio company in this situation is made on terms that are fair and equitable and do not harm AIC’s shareholders. A method for exiting and completing follow-on investments in the described situation is necessary because at times it will be in the best interests of the shareholders of AIC and the interest holders of the AIC Downstream Funds to be able to exit investments and complete follow-on investments. If the respective funds are not able to exit investments or complete follow-on investments, then the respective funds may be forced to hold an investment when it is no longer viewed as potentially accretive or when more attractive investment opportunities are available.

With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein would provide appropriate shareholder protection. The fact that the Joint Follow-On Transaction would be effected at a time when the AIC Fund and the Affiliated Fund already have respective positions in the portfolio company would seem to be ably addressed by the requirement that the Required Majority of AIC, or the AIC Downstream Fund’s investment manager, as applicable, make certain findings regarding the fact that the proposed Joint Follow-On Transaction is in the best interests of AIC’s shareholders and an AIC Downstream Fund, respectively. Alternatively, the participation by at least two non-affiliated third parties on the same terms as the AIC Fund will ensure that AIC’s shareholders and interest holders of an AIC Downstream Fund will be treated on an arm’s length basis and, thus, fairly.

With respect to Joint Exit Transactions, Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of AIC’s shareholders, or an AIC Downstream Funds’ interest holders, for the AIC Fund to divest of a position also held by an Affiliated Fund. Assuming, as Applicants do here, that the AIC Fund and the Affiliated Fund came to and have maintained their respective positions in the portfolio company under circumstances where Section 57(a)(4) was not implicated prior to seeking the disposition in question, the layering of additional conditions to a disposition would serve no shareholder protection or policy purpose. Moreover, the fact that the acquisitions resulting in contemporaneous ownership were not themselves subject to the conditions applicable to Co-Investment Transactions should not be relevant. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive - i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way - were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit itself, but not adding any other additional conditions, appropriately protects the interests of AIC’s shareholders and the AIC Downstream Funds’ interest holders.

IV. APPLICABLE LAW

A. Sections 57(a)(1), (2) and (4), Section 57(c) and Section 57(i) of the Act and Rule 17d-1 thereunder

Section 57(a)(1) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to sell any security or other property to the BDC or any company controlled by the BDC, unless the sale involves solely securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities. Section 57(a)(2) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to purchase from the BDC or any company controlled by the BDC any security or other property, except securities of which the seller is the issuer. Section 57(c) permits any person to file with the Commission an application for an order exempting proposed transactions from the provisions of Sections 57(a)(1) and (2).

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

B. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Sections 57(a)(1), (2) and (4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) defines an “affiliated person” of another person as: “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

V. NEED FOR RELIEF

Many Co-Investment Transactions, Syndication Transactions and Joint Exit Transactions and Joint Follow-On Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Further, Principal Syndications would be prohibited by Sections 57(a)(1) and (2) without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.

The AIC Funds and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of AGM manage each of the Affiliated Funds, (ii) AGM controls AIM, which manages AIC pursuant to the Investment Advisory Agreement, and (iii) in the future one or more AIC Downstream Fund may be managed by certain of AIC’s subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the AIC Funds in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in
Co-Investment Transactions, Syndication Transactions, Joint Exit Transactions and Joint Follow-On Transactions and prohibited by Sections 57(a)(1) and (2) from participating in Principal Syndications.

VI. REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and (i) of the Act and Rule 17d-l of the Act to permit the AIC Funds to participate in (i) Co-Investment Transactions, including Special Co-Investment Transactions and Board Approved Transactions; (ii) Syndication Transactions, including Special Syndication Transactions and Board Approved Transactions; (iii) Joint Exit Transactions; and (iv) Joint Follow-On Transactions.

VII. APPLICANT’S LEGAL ANALYSIS

In accordance with Section 57(c) and Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular principal or joint transaction if it finds that the participation of the AIC Funds (or any person they control) in the principal or joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.

As required by Section 57(c) and Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investment Transactions, Syndication Transactions, Joint Exit Transactions and Joint Follow-On Transactions may be made will be fair and equitable for the AIC Funds,6 thus protecting the shareholders of any participant from being disadvantaged. For each Co-Investment Transaction, one or more of the AIC Funds and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transactions. The applicable AIC Fund and the Affiliated Fund will invest according to fair and equitable principals of allocation established by the respective investment advisers for the AIC Funds and the Affiliated Funds; where an investment opportunity falls within the primary investment mandate of an AIC Fund or an Affiliated Fund, that Fund will have first priority to the investment opportunity and the remainder will be allocated to all other Funds on a pro rata basis, according to the target amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.

The terms and conditions will ensure that all Co-Investment Transactions, Syndication Transactions, Joint Exit Transactions and Joint Follow-On Transactions are reasonable and fair to the AIC Funds and do not involve overreaching by any person concerned, including AIM. The decision for AIC to participate in any Co-Investment Transaction or Syndication Transaction, other than Special Co-Investment Transactions and Special Syndication Transactions (which would not require separate Board approval), or Joint Exit Transaction or Joint Follow-On Transaction will be based on the recommendation of AIM and the approval of the required majority (within the meaning

[6]

With respect to settlement in the syndicated loan context, settlement may occur at different times. Also, consistent with their differing primary investment mandates, AIC Funds may prefer to invest in mezzanine debt of an issuer while the senior debt of the same issuer may be more appropriate for an Affiliated Fund.

of Section 57(o)) of the Board (the “Required Majority”)7, or in the case of any AIC Downstream Fund, based on the determination of its investment manager (acting in accordance with such investment manager’s fiduciary duties and the standard of care applicable to such investment manager as set forth in the documents governing such AIC Downstream Fund).

VIII. PRECEDENTS

The Commission has granted co-investment relief on numerous occasions in recent years.8 Although allocation formulae, approval procedures and presumptions may differ in detail as a result of circumstances being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

[7]

The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

[8]

Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

IX. CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	(a)

If considering an investment opportunity that could result in a Co-Investment Transaction, Joint Exit Transaction or Joint Follow-On Transaction, AIM or, in the case of an AIC Downstream Fund, the AIC Downstream Fund’s investment manager, as applicable, will make an independent determination of the appropriateness of the AIC Fund’s participation in such Co-Investment Transaction, Joint Exit Transaction or Joint Follow-On Transaction in light of such AIC Fund’s then-current circumstances.

(b)	If AIM deems AIC’s participation in any such investment opportunity to be appropriate for AIC, it will then determine an appropriate level of investment for AIC. For all Co-Investment Transactions, the amount of the investment opportunity will be allocated with first priority to any AIC Fund or Affiliated Fund for which the investment opportunity is a primary investment mandate and then pro rata, thereafter, based on the target amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment. The foregoing procedure will also be followed by an AIC Downstream Fund’s investment manager in connection with the participation by an AIC Downstream Fund in Co-Investment Transactions.

(c)	Except as otherwise set forth in (e), below, in connection with AIC’s participation in a Co-Investment Transaction, AIM will provide the Required Majority with information concerning the Affiliated Funds’ investment amounts to assist the Required Majority with their review of AIC’s investments for compliance with these allocation procedures. The foregoing procedure will also be followed by an AIC Downstream Fund’s investment manager in connection with the participation by an AIC Downstream Fund in Co-Investment Transactions.

(d)	Except as otherwise set forth in (e), below, after making the determinations required in (a) and (b) above, AIM will distribute material written information concerning the Co-Investment Transaction, including the amount proposed to be invested by any Affiliated Fund, to the Independent Directors for their consideration. For such Co-Investment Transactions, an AIC Fund will co-invest with an Affiliated Fund only if, prior to the AIC Fund’s participation in the Co-Investment Transaction, in the case of AIC, a Required Majority, or in the case of an AIC Downstream Fund, such AIC Downstream Fund’s investment manager, concludes that:

(i)	the terms of the Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching that may reasonably be expected to adversely affect the AIC Fund or its shareholders, in the case of AIC, or its interest holders, in the case of an AIC Downstream Fund;

(ii)	the Co-Investment Transaction is consistent with:

(A)	the interests of AIC’s shareholders or an AIC Downstream Fund’s interest holders, as applicable; and

(B)	the AIC Fund’s investment objective and strategies, which in the case of AIC shall be as described in AIC’s registration statements on Form N-2 and other filings made with the Commission by AIC under the Securities Act of 1933, any reports filed by AIC with the Commission under the Securities Exchange Act of 1934 and AIC’s reports to shareholders;

(iii)	the investment by the Affiliated Fund(s) would not reasonably be expected to disadvantage the AIC Fund, and participation by the AIC Fund is not on a basis less advantageous in the aggregate than that of such Affiliated
Fund(s); provided, that if an Affiliated Fund, but not the AIC Fund, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer, the right to provision of information or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority, or, in the case of an AIC Downstream Fund, its investment manager, from reaching the conclusions required by this condition (1)(d)(iii), if:

(A)	the Required Majority or investment manager, as applicable, shall have the right to ratify the selection of such director or board observer, if any, and

(B)	in the case of AIC, AIM agrees to, and does, provide periodic reports to AIC’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, subject to any applicable confidentiality provisions; and

(iv)	the proposed investment by the AIC Fund will not benefit AIM, AGM or any Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Fund), except to the extent permitted under Sections 17(e) and 57(k) of the Act.

(e)	Special Co-Investment Transactions and Special Syndication Transactions will not require Board or investment manager (in the case of an AIC Downstream Fund) approval and, thus, AIM will not be required to provide the information and/or materials required by (c) and (d) above to the Required Majority, the Board and, in the case of an AIC Downstream Fund, the investment manager.

(f)	The AIC Fund has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount offered to the AIC Fund.

(g)	AIM will present to the Board, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter that (i) fell within the AIC Fund’s then current primary investment mandate and met certain criteria determined by the Board from time to time for the purpose of this reporting requirement related to regions or industries of investment focus, the expected minimum rate of return, liquidity, available capital and size of the investment, other potential opportunities and its status as a “qualified asset” as defined by Section 55(a) of the Act, as well as any control or management rights available to AIC and (ii) were not made available to AIC, as well as an explanation of why the investment opportunities were not offered to AIC. All information presented to the Board pursuant to this condition will be kept for the life of AIC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

2. The AIC Funds will not participate in any Co-Investment Transaction unless the terms, conditions, price, settlement date 9 and registration rights (if any) will be the same for the AIC Fund and the Affiliated Fund participating in such Co-Investment Transaction. The grant to an Affiliated Fund, but not an AIC Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors, the right to provision of information or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 2, if conditions 1(d)(iii)(A) and (B) are met.

[9]	Other than in the syndicated loan context, where settlement may occur at different times.

3. If an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by an AIC Fund and the Affiliated Fund in a Co-Investment Transaction, or that would be considered a Joint Exit Transaction, then AIM, or the AIC Downstream Fund’s investment manager for an AIC Downstream Fund, as applicable, will:

(a)	notify the AIC Fund of the proposed disposition at the earliest practical time; and

(b)	formulate a recommendation as to participation by the AIC Fund in any such disposition.

The AIC Fund will have the right to participate in such privately negotiated disposition or Joint Exit Transaction on a proportionate basis, based on the size of its investment, at the same price and on the same terms and conditions as those applicable to the Affiliated Fund. The AIC Fund will participate in such disposition or Joint Exit Transaction to the extent that a Required Majority, or, in the case of an AIC Downstream Fund, the AIC Downstream Fund’s investment manager (consistent with its fiduciary duties and the standard of care applicable to such investment manager as set forth in the documents governing such AIC Downstream Fund), determines that it is in the AIC Fund’s best interests to do so.10 The AIC Fund and the Affiliated Fund will each bear its own expenses in connection with any such disposition or Joint Exit Transaction.

[10]

Given the volatility of the financial markets, AIC believes submitting every disposition opportunity to the Board for approval would unduly restrict the ability of AIC to exit investments at the most opportune time in a potentially volatile market and to otherwise act in a manner to maximize value to AIC’s shareholders. In fact, in markets such as the current one, there may only be one opportunity to exit an investment. As a result, the Board will pre-approve all dispositions that account for less than 1% of AIC’s portfolio, based on AIC’s most recent net asset value as determined by the Board. If a desired disposition transaction falls within such range, then AIC will be able to effect that transaction without additional Board action.

5. If any Affiliated Fund desires to make a privately negotiated “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose assets were acquired by an AIC Fund and the Affiliated Fund in a Co-Investment Transaction, to exercise warrants or other rights to purchase securities of such portfolio company or to enter into a Joint Follow-On Transaction, AIM, or, in the case of an AIC Downstream Fund, the AIC Downstream Fund’s investment manager, will:

(a)	notify the AIC Fund of the proposed transaction at the earliest practical time; and

(b)	formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the AIC Fund and, in the case of AIC, provide the recommendation to the Independent Directors.

In instances where AIC is the participant in such Co-Investment Transaction, the Independent Directors will make their own determination with respect to follow-on investments. To the extent that:

(i)	the amount of a follow-on investment opportunity is not based on the AIC Fund’s and the Affiliated Fund’s initial allocation methodology; and

(ii)	the aggregate amount recommended by AIM, or, in the case of an AIC Downstream Fund, the investment manager of such AIC Downstream Fund, to be invested by the AIC Fund in such follow-on investment, together with the amount proposed to be invested by all Affiliated Funds in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount of the follow-on investment opportunity will be allocated among them pro rata based on the size of their investment at that time. The AIC Fund will participate in such investment to the extent that the Required Majority, or, in the case of an AIC Downstream Fund, such AIC Downstream Fund’s investment manager (consistent with its fiduciary duties and the standard of care applicable to such investment manager as set forth in the documents governing such AIC Downstream Fund), determines that it is in the AIC Fund’s best interest. The follow-on investments acquired as permitted by this condition will be subject to the other conditions set forth in the Application following such acquisition. Notwithstanding the foregoing, approval of the Required Majority or, in the case of an AIC Downstream Fund, such AIC Downstream Fund’s investment manager, will not be required where at least two non-affiliated third parties participate in such “follow-on” on the same terms as AIC or the AIC Downstream Fund.

6. At no time will the Affiliated Funds, in the aggregate, own more than twenty-five percent of any class of security of a portfolio company in which the AIC Funds own more than fifty percent of any class of security. Further, if AIC owns a controlling equity interest in a portfolio company, the Affiliated Funds will not own, in the aggregate, more than ten percent of any class of security of such portfolio company absent prior approval by the Required Majority.

7. The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions, Joint Exit Transactions and Joint Follow-On Transactions during the preceding quarter, including investments made by an Affiliated

Fund in which AIC considered but declined to participate, so that the Independent Directors may determine whether the conditions of the order have been met. In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for Co-Investment Transactions by AIC, including whether the use of the standards continues to be in the best interests of AIC and its shareholders, and does not involve overreaching on the part of any person concerned.

8. AIC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

9. No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of any AIC Downstream Fund or any Affiliated Fund.

10. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by AIM or AGM, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

11. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the Act, and administration fees) received in connection with a Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Affiliated Fund or an AIC Fund pending consummation of the transaction, the fee will be deposited into an account maintained by the Affiliated Fund or AIC Fund, as applicable, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction. The Affiliated Funds, AGM, AIM or an Affiliate (other than the AIC Funds) will not receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the co-investors) as a result of or in connection with a Co-Investment Transaction.

PROCEDURAL MATTERS

I. COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Patrick J. Dalton

President and Chief Operating Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0176

II. AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that AIC, by resolutions duly adopted by its Board on February 3, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission an application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the Application on behalf of the AIC Funds and Affiliated Funds being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable AIC Fund or Affiliated Fund; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 16th day of February, 2010.

APOLLO INVESTMENT CORPORATION

By	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Chief Legal Officer and Vice President

APOLLO INVESTMENT CORPORATION
APOLLO ASSET MANAGEMENT, LLC
AIC CREDIT OPPORTUNITY FUND LLC
APOLLO INVESTMENT MANAGEMENT, L.P.
APOLLO GLOBAL MANAGEMENT, LLC
APOLLO MANAGEMENT VI, L.P.
APOLLO MANAGEMENT VII, L.P.
APOLLO COMMODITIES MANAGEMENT, L.P.
APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.
APOLLO CAPITAL MANAGEMENT, L.P.
APOLLO SVF MANAGEMENT, L.P.
APOLLO VALUE MANAGEMENT, L.P.
APOLLO ASIA MANAGEMENT, L.P.,
APOLLO EUROPE MANAGEMENT, L.P.
APOLLO EPF MANAGEMENT, L.P.
APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.
APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC
APOLLO ALTERNATIVE ASSETS, L.P
APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.
APOLLO CREDIT LIQUIDITY FUND, L.P.
ACLF CO-INVESTMENT FUND, L.P.
AP INVESTMENT EUROPE LIMITED
APOLLO METALS TRADING FUND, L.P.
APOLLO STRATEGIC VALUE MASTER FUND, L.P.

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.
APOLLO VALUE INVESTMENT MASTER FUND, L.P.
APOLLO ASIA OPPORTUNITY MASTER FUND, L.P.
APOLLO INVESTMENT EUROPE II, L.P.
APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.
APOLLO CREDIT OPPORTUNITY FUND I, L.P.
APOLLO CREDIT OPPORTUNITY FUND II, L.P.
APOLLO CREDIT CO-INVEST II, L.P.
LEVERAGESOURCE, L.P.
APOLLO INVESTMENT FUND VI, L.P.
APOLLO OVERSEAS PARTNERS VI, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.
APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.
APOLLO INVESTMENT FUND VII, L.P.
APOLLO OVERSEAS PARTNERS VII, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.
APOLLO INVESTMENT FUND (PB) VII, L.P.
ACREFI MANAGEMENT, LLC
APOLLO CREDIT CO-INVEST I, L.P.

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

AP ALTERNATIVE ASSETS, L.P.

By:	/s/ Marc Rowan
Name:	Marc Rowan
Title:	Director

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

AIE EUROLUX S.A.R.L.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Class A Manager

By:	/s/ A. Kamarowsky
Name:	A. Kamarowsky
Title:	Class B Manager

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of February 16, 2010 for and on behalf of Apollo Investment Corporation; that he is the Chief Legal Officer and Vice President of such company; and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Chief Legal Officer and Vice President

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of February 16, 2010 for and on behalf of Apollo Asset Management, LLC, AIC Credit Opportunity Fund LLC, Apollo Investment Management L.P., Apollo Global Management, LLC, Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Commodities Management, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Metals Trading Fund, L.P., Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., LeverageSource, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P.,

Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION
APOLLO ASSET MANAGEMENT, LLC
AIC CREDIT OPPORTUNITY FUND LLC
APOLLO INVESTMENT MANAGEMENT, L.P.
APOLLO GLOBAL MANAGEMENT, LLC
APOLLO MANAGEMENT VI, L.P.
APOLLO MANAGEMENT VII, L.P.
APOLLO COMMODITIES MANAGEMENT, L.P.
APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.
APOLLO CAPITAL MANAGEMENT, L.P.
APOLLO SVF MANAGEMENT, L.P.
APOLLO VALUE MANAGEMENT, L.P.
APOLLO ASIA MANAGEMENT, L.P.,
APOLLO EUROPE MANAGEMENT, L.P.
APOLLO EPF MANAGEMENT, L.P.
APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.
APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC
APOLLO ALTERNATIVE ASSETS, L.P
APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.
APOLLO CREDIT LIQUIDITY FUND, L.P.
ACLF CO-INVESTMENT FUND, L.P.
AP INVESTMENT EUROPE LIMITED
APOLLO METALS TRADING FUND, L.P.
APOLLO STRATEGIC VALUE MASTER FUND, L.P.
APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.
APOLLO VALUE INVESTMENT MASTER FUND, L.P.
APOLLO ASIA OPPORTUNITY MASTER FUND, L.P.

APOLLO INVESTMENT EUROPE II, L.P.
APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.
APOLLO CREDIT OPPORTUNITY FUND I, L.P.
APOLLO CREDIT OPPORTUNITY FUND II, L.P.
APOLLO CREDIT CO-INVEST II, L.P.
LEVERAGESOURCE, L.P.
APOLLO INVESTMENT FUND VI, L.P.
APOLLO OVERSEAS PARTNERS VI, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.
APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.
APOLLO INVESTMENT FUND VII, L.P.
APOLLO OVERSEAS PARTNERS VII, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.
APOLLO INVESTMENT FUND (PB) VII, L.P.
ACREFI MANAGEMENT, LLC
APOLLO CREDIT CO-INVEST I, L.P.

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

AP ALTERNATIVE ASSETS, L.P.

By:	/s/ Marc Rowan
Name:	Marc Rowan
Title:	Director

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

AIE EUROLUX S.A.R.L.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Class A Manager

By:	/s/ A. Kamarowsky
Name:	A. Kamarowsky
Title:	Class B Manager

EXHIBIT A

Resolutions of the Board of Directors of

Apollo Investment Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Investment Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and

A-1

to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

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